# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COPT Defense Properties, CIK 0000860546
CUSIP: 22002T108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland (MD), 21046
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002100121

## Reporting persons
- Vanguard Portfolio Management: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 44,593; sole dispositive power 0; shared dispositive power 11,531,763; aggregate amount beneficially owned 11,531,763 (10.18% of the class)
  Comment: On January 12, 2026, The Vanguard Group, Inc., the parent entity of Vanguard Portfolio Management LLC, went through an internal realignment. As of that date, The Vanguard Group, Inc. no longer performs portfolio management services or administers proxy voting. Such services are performed by Vanguard Portfolio Management LLC. In accordance with SEC Release No. 34-39538 (January 12, 1998), Vanguard Portfolio Management LLC anticipates that it and certain other subsidiaries or business divisions of subsidiaries of The Vanguard Group, Inc., that currently have, or are deemed to have, beneficial ownership with The Vanguard Group, Inc., will report beneficial ownership on a disaggregated basis from The Vanguard Group, Inc. in reliance on such release. These subsidiaries and/or business divisions pursue the same investment strategies as previously pursued by The Vanguard Group, Inc. prior to the realignment.
  
  This Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by Vanguard Portfolio Management LLC and the following affiliates of Vanguard Portfolio Management LLC or business divisions of such affiliates: Vanguard Fiduciary Trust Company. This Schedule 13G includes securities held by Vanguard funds, or sleeves thereof, over which Vanguard Portfolio Management LLC exercises dispositive power, in addition to securities held by clients over which the affiliates or business divisions of such affiliates indicated in the previous paragraph exercise dispositive and/or voting power. This Schedule 13G does not include securities, if any, beneficially owned by other affiliates of Vanguard Portfolio Management LLC or business divisions of such affiliates.

## Item 1. Issuer
Name of issuer: COPT Defense Properties
Address of issuer's principal executive offices: 6711 Columbia Gateway Drive, Suite 300, Columbia, MD, 21046

## Item 2. Person Filing
Name of person filing: Vanguard Portfolio Management
Address of principal business office or, if none, residence: 100 Vanguard Blvd,, Malvern, PA, 19355
Citizenship: PA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11531763
Percent of class: 10.18
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 44593
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 11531763

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Vanguard Portfolio Management, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vanguard Portfolio Management: Ashley Grim, Head of Global Fund Administration (02/05/2026)